UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K




                          [X] ANNUAL REPORT PURSUANT TO
                              SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF
                                      1934

                   For the fiscal year ended December 31, 2002

                                       OR

               [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

           For the transition period from ____________ to ____________


                         Commission File Number 1-14036


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  DST Systems, Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                DST Systems, Inc.
                              333 West 11th Street
                           Kansas City, Missouri 64105

                              REQUIRED INFORMATION


1. Report of PricewaterhouseCoopers LLP

2. Audited Statements of Net Assets Available for Benefits as of
   December 31, 2002 and 2001

3. Audited Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2002 and 2001

4. Notes to Financial Statements

5. Schedule of Assets Held at End of Year

6. Signature Page

7. Consent of PricewaterhouseCoopers LLP (Exhibit 23.1)

8. Certification of Thomas A. McDonnell, Chief Executive Officer (Exhibit 99.1)

9. Certification of Kenneth V. Hager, Chief Financial Officer (Exhibit 99.2)

DST Systems, Inc.
401(k) Profit
Sharing Plan
Financial Statements and
Additional Information
December 31, 2002 and 2001

DST Systems, Inc. 401(k) Profit Sharing Plan
Index to Financial Statements and Additional Information
-------------------------------------------------------------------------------


                                                                         Page

Report of Independent Auditors                                             1

Financial Statements:

     Statements of Net Assets Available for Benefits                       2

     Statements of Changes in Net Assets Available for Benefits            3

     Notes to Financial Statements                                        4-9

Additional information*                                                Schedule

     Schedule H, line 4i - Schedule of Assets (Held At End of Year)        I



* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                         Report of Independent Auditors

To the Participants and the Advisory Committee of the DST Systems, Inc. 401(k) Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the DST Systems, Inc. 401(k) Profit Sharing Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP

Kansas City, Missouri
June 24, 2003

DST Systems, Inc. 401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
-------------------------------------------------------------------------------

                                                                                December 31,
                                                                 -------------------------------------------
                                                                        2002                    2001
                                                                 -------------------     -------------------
Cash and cash equivalents                                        $       1,261,249       $         950,242
Investments:
     Mutual funds                                                       87,317,078              70,720,600
     DST Common Stock                                                    7,729,215               6,704,505
     Investment in Master Trust                                        213,467,393             218,679,257
     Loans to participants                                               2,267,750               1,930,669
                                                                 -------------------     -------------------
         Total investments                                             310,781,436             298,035,031


Employer contributions receivable                                       20,577,465               7,347,250
                                                                 -------------------     -------------------

Net assets available for benefits                                $     332,620,150       $     306,332,523
                                                                 ===================     ===================



              The accompanying notes are an integral part of these
                             financial statements.

DST Systems, Inc. 401(k) Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
-------------------------------------------------------------------------------

                                                                             Year Ended December 31,
                                                                 ------------------------------------------------
                                                                          2002                       2001
                                                                 ---------------------      ---------------------
Investment income:
     Dividends, interest and other distributions                 $         1,211,238        $           853,128
     Net depreciation in fair value of investments                       (20,471,119)               (16,396,449)
     Net appreciation (depreciation) in fair value of
         investment in Master Trust                                       (1,472,323)                22,848,259
                                                                 ---------------------      ---------------------
                                                                         (20,732,204)                 7,304,938
                                                                 ---------------------      ---------------------


Contributions:
     Employer                                                              33,069,938                26,167,516
     Participants                                                          30,826,358                24,510,330
                                                                 ---------------------      ---------------------
                                                                           63,896,296                50,677,846
                                                                 ---------------------      ---------------------
                                                                           43,164,092                57,982,784


Benefits paid to participants                                            (16,823,335)               (16,197,662)
Administrative expenses                                                      (53,130)                   (43,000)
                                                                 ---------------------      ---------------------
                                                                         (16,876,465)               (16,240,662)


Net change in net assets available for benefits                           26,287,627                 41,742,122

Net assets available for benefits:

     Beginning of year                                                   306,332,523                264,590,401

                                                                 ---------------------      ---------------------

     End of year                                                 $       332,620,150        $       306,332,523
                                                                 =====================      =====================


              The accompanying notes are an integral part of these
                             financial statements.

DST Systems, Inc. 401(k) Profit Sharing Plan
Notes to Financial Statements
-------------------------------------------------------------------------------


1.       Description of the Plan

The DST Systems, Inc. 401(k) Profit Sharing Plan (the "Plan") is a contributory, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

Sponsor
The Plan Sponsor is DST Systems, Inc. ("DST" or the "Sponsor"). Certain of its subsidiaries and affiliates participate in the Plan.

Trustee and Investment Manager
The trustee of the Plan is UMB Bank, n.a. (the "Trustee"). The Trustee holds and administers all assets of the Plan in accordance with the provisions of the Plan agreement.

The investment manager of the DST Systems, Inc. Master Trust ("Master Trust") is Ruane, Cunniff & Co., Inc. (the "Investment Manager").

Administration of the Plan
An advisory committee (the "Advisory Committee"), which consists of members who are selected by the Board of Directors of DST, has full power, authority and responsibility to control and manage the operations and administration of the Plan. All expenses of operating the Plan may be paid out of Plan assets, except to the extent the Sponsor decides to pay these expenses. For the years ended December 31, 2002 and 2001, the Sponsor paid Plan expenses of $372,335 and $393,155, respectively.

Eligibility
All employees of the Sponsor who are not members of a collective bargaining unit or nonresident aliens are eligible to participate in the Plan on the Plan entry date. The Plan entry date is the first day of the calendar month following the date an employee, other than seasonal or temporary, completes one hour of service. Seasonal and temporary employees must complete 1,000 hours of service, as defined in the Plan agreement, prior to entering the Plan.

Contributions
Contributions are made through participant salary reductions and rollovers from other qualified plans. Participants can contribute from 1% to 25% of their annual gross salary to the Plan (subject to Internal Revenue Service limitations). Beginning in 2002, participants aged 50 or older who have met the annual contribution maximum as set by law may make additional contributions or "catch-up" contributions (subject to Internal Revenue Service limitations).

Sponsor 401(k) contributions consist of a dollar-for-dollar match of the first 3% of participant contributions ("highly compensated employees" are subject to Internal Revenue Service limitations).

In addition, the Sponsor may make discretionary profit sharing contributions. Generally, an employee must complete 1,000 hours of service during the Plan year and be employed on December 31st to be eligible.

Participant accounts
Each participant's account is credited with the participant's contributions, matching contributions, profit sharing contributions, rollover contributions, forfeitures of terminated participants' non-vested accounts and an allocation of Plan earnings or losses. Allocations of earnings or losses are based on account balances. Discretionary contributions and forfeitures are allocated to participant accounts based on the proportion which the participant's eligible compensation bears to the aggregate eligible compensation of all participants for the year. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
Participants are always 100% vested in their own contributions, rollover contributions and catch-up contributions (as adjusted to reflect investment earnings and losses).

Generally, participants originally employed by the Sponsor prior to January 1, 2000, will become vested in Sponsor matching contributions and Sponsor profit sharing contributions (as adjusted to reflect investment earnings and losses) in accordance with the following schedule:

                 Years of Service        Percentage Vested
                 ----------------        -----------------
                    less than 1                  0%
                 1 but less than 2              10%
                 2 but less than 3              20%
                 3 but less than 4              40%
                 4 but less than 5              60%
                     5 or more                 100%

Participants not within the above categories will be vested in Sponsor matching contributions and Sponsor profit sharing contributions (as adjusted to reflect investment earnings and losses) according to the following schedule:

                 Years of Service         Percentage Vested
                  ----------------        -----------------
                     less than 2                 0%
                 2 but less than 3              20%
                 3 but less than 4              40%
                 4 but less than 5              60%
                     5 or more                 100%

Investment options
Participants may direct their contributions into DST Common Stock ($0.01 par value) or any number of the mutual fund investment options as selected by the Advisory Committee. The investment options contain different degrees of risks. Participants should refer to the respective fund prospectus for a more complete description of the investment objectives of each fund. The Advisory Committee reserves the right to change the available investment options from time to time.

Participants may change their investment options daily.

Forfeitures
Forfeitures of unvested accounts are first used for the restoration of reemployed participants' forfeited amounts and then added to the profit sharing contribution.

All profit sharing contributions are invested by the Trustee as advised by the Investment Manager.

Plan participants
The following summarizes the number of participants by investment option as of December 31, 2002:

        American Century Value                                1,286
        American Century Growth                               1,686
        American Century Select                               1,190
        American Century Ultra                                2,071
        American Century International                          883
        DST Systems, Inc. Common Stock                        2,370
        Davis NY Venture                                        965
        Fidelity Advisor Growth                                 992
        Janus Investment                                      2,773
        Janus Investment Enterprise                           2,176
        Janus Investment Mercury                              3,246
        Janus Investment Overseas                             2,055
        Lord Abbett Affiliated Class A                          361
        Lord Abbett Bond Debenture                              235
        Managers Fund Special Equity                            970
        Money Market Obligs Prime Value                         888
        PIMCO Total Return                                    1,597
        T. Rowe Price Mid-cap Growth                          2,097
        Royce Total Return                                    1,555
        Standish Ayer & Wood Fixed Income                       906
        Vanguard Bond Index                                   2,385
        Vanguard Index 500                                    3,429
        Vanguard Value                                        1,064

Distribution of benefits
Benefit distributions generally will be made in the event of retirement, death, disability, resignation or dismissal. A participant's normal retirement age is 59 1/2.

Balances not exceeding $5,000 will be automatically distributed as a lump sum as soon as administratively practicable following termination of employment. Balances exceeding $5,000 (excluding rollover contributions and related earnings or losses) will be distributed upon participant election as soon as administratively practicable but no later than April 1st of the Plan year following the Plan year in which age 70 1/2 is attained. Such distributions may be elected as a lump sum or paid in monthly, quarterly or annual installments. Distributions shall be made in cash or, at the option of the Participant, in cash plus the number of whole shares of DST Common Stock allocated to the Participant's account.

Unless the participant otherwise elects, distributions begin no later than the 60th day after the close of the Plan year in which a participant reaches normal retirement age or celebrates their 10th anniversary as a Plan member (whichever is later). Participants under the age of 62 with balances exceeding $5,000 (excluding rollover contributions and related earnings or losses) must consent to any distribution.

Upon death, all sums credited to the participant's account will be paid to the beneficiary or beneficiaries designated by the participant.

Distributions may also be made in the event of financial hardship of the participant. Certain restrictions apply.

Participant loans
Participants may borrow the lesser of $50,000 or 50% of their vested participant-directed accounts (subject to certain Plan and Internal Revenue Service limitations). Generally, loans must be repaid within five years. Loans bear a fixed rate of interest, which is set at loan origination using the Prime rate as published in the Wall Street Journal plus 1%.

Plan termination
The Sponsor believes the Plan will continue without interruption; however, it reserves the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in any unvested balances from Sponsor contributions and their respective account balances will be distributed in accordance with the Plan.

2.       Significant Accounting Policies

Basis of accounting
The accompanying financial statements are presented on the accrual basis of accounting.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for plan benefits. Actual results could differ from those estimates.

Cash and cash equivalents
Short-term liquid investments with a maturity of three months or less are considered cash equivalents. Due to the short-term nature of these investments, carrying value approximates market value.

Investment valuation and security transactions
Investments are recorded at fair value. Unrealized gains and losses are recognized in the year in which they occur. Investments in mutual funds and DST Common Stock are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed. The investments of the Master Trust are recorded at fair value as determined by quoted prices in active markets. Investment income of the Master Trust is allocated quarterly to participating plans based upon the fair value of participating plan interests in the Master Trust at the end of each quarter. Net assets of the Master Trust are allocated to participating plans based upon the value of the participating plan interests in the Master Trust at the beginning of the quarter plus actual contributions to the Master Trust and allocated investment income less actual distributions from the Master Trust. Loans are valued at the current amount due from participants.

Contributions
Contributions are recognized in the year to which they relate.

Accounting for obligations for benefit payments
The Plan does not record a liability relating to the obligations for benefit payments. Distributions paid to participants in 2003 for withdrawals and employees terminated during 2002 was $2,691,202. The amount paid in 2002 for withdrawals and employees terminated during 2001 was $3,754,988.

The Plan's Form 5500 reflects the liability in the year of withdrawal or termination.

Income tax status of the Plan
The Internal Revenue Service has determined and informed the Sponsor by a letter dated August 12, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the determination. The Advisory Committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

3.       Plan Investments

The following investments represent 5% or more of net assets available for benefits at year-end:



                                                    December 31,              December 31,
                                                        2002                      2001
                                               -----------------------    ----------------------
Investment in Master Trust                     $         213,467,393      $        218,679,257


The Investment in Master Trust is nonparticipant-directed.

During 2002 and 2001, the Plan's participant-directed investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:




                                                            Year Ended December 31,
                                               -------------------------------------------------
                                                        2002                      2001
                                               -----------------------    ----------------------
Mutual funds                                   $         (18,196,796)     $        (15,386,840)
DST Common Stock                                          (2,274,323)               (1,009,609)
                                               -----------------------    ----------------------
                                               $         (20,471,119)     $        (16,396,449)
                                               =======================    ======================


4.       Master Trust

The Plan's percentage ownership in the Master Trust is 75.9% and 75.1% at December 31, 2002 and 2001, respectively. The following Master Trust disclosures represent 100% of the balances in the Master Trust.

The Master Trust's assets by general type at year-end is as follows:



                                                             December 31,               December 31,
                                                                 2002                       2001
                                                        ------------------------    ----------------------
Cash and cash equivalents                               $              39,803       $             33,071
Mutual funds                                                        2,995,362                  4,903,847
Common stocks                                                     272,490,574                251,318,424
Corporate debt                                                      5,823,997                  7,844,038
Government securities                                                   4,302                 26,967,639
                                                        ------------------------    ----------------------
                                                        $         281,354,038       $        291,067,019
                                                        ========================    ======================


The Master Trust's total investment income (loss) by type for the years ended December 31, 2002 and 2001 is as follows:


                                                                      Year Ended December 31,
                                                        --------------------------------------------------
                                                                   2002                     2001
                                                        ------------------------    ----------------------
Interest                                                $             990,853       $          1,687,709
Dividends                                                           1,228,842                  1,071,510
Net appreciation (depreciation)                                    (4,128,810)                28,108,457
                                                        ------------------------    ----------------------
                                                        $          (1,909,115)      $         30,867,676
                                                        ========================    ======================


The Master Trust's net appreciation (depreciation) of investments by type for the years ended December 31, 2002 and 2001 is as follows:



                                                                     Year Ended December 31,
                                                        --------------------------------------------------
                                                                 2002                       2001
                                                        ------------------------    ----------------------
Mutual funds                                            $                  33       $                 79
Common stocks                                                      (3,900,931)                26,363,377
Corporate debt                                                       (130,240)                 1,729,075
Government securities                                                 (97,672)                    15,926
                                                        ------------------------    ----------------------
                                                        $          (4,128,810)      $         28,108,457
                                                        ========================    ======================


                                                                                                                      Schedule I


                                     DST Systems, Inc. 401(k) Profit Sharing Plan
                                           EIN 43-1581814 / PIN 004

                          Schedule H, line 4i -- Schedule of Assets (Held At End of Year)

                                                 December 31, 2002

     (a)             (b) Identity                 (c) Description                  (d) Cost              (e) Current Value
------------ ----------------------------- ------------------------------- -------------------------- -------------------------
                     American Century              Value                             (1)                  $    2,679,807
                     American Century              Growth                            (1)                       3,863,479
                     American Century              Select                            (1)                       2,502,971
                     American Century              Ultra                             (1)                       6,328,515
                     American Century              International                     (1)                       1,071,485
      *              DST Systems, Inc.             Common Stock                      (1)                       7,704,044
                     Davis                         NY Venture                        (1)                       2,142,401
                     Fidelity Advisor              Growth                            (1)                       1,650,423
                     Janus Investment              Investment                        (1)                       7,136,648
                     Janus Investment              Enterprise                        (1)                       5,302,594
                     Janus Investment              Mercury                           (1)                      10,496,959
                     Janus Investment              Overseas                          (1)                       4,927,962
                     Lord Abbett                   Affiliated Class A                (1)                         493,856
                     Lord Abbett                   Bond Debenture                    (1)                         207,871
                     Managers Fund                 Special Equity                    (1)                       1,580,609
                     Money Market Obligs           Prime Value                       (1)                       3,634,303
                     PIMCO                         Total Return                      (1)                       4,120,712
                     T. Rowe Price                 Mid-cap Growth                    (1)                       4,309,187
                     Royce                         Total Return                      (1)                       3,998,881
                     Standish Ayer & Wood          Fixed Income                      (1)                       1,833,598
                     Vanguard                      Bond Index                        (1)                       6,902,775
                     Vanguard                      Index 500                         (1)                      10,246,245
                     Vanguard                      Value                             (1)                       1,910,968
      *              Participant Loans             Interest rate - Prime + 1%         0                        2,267,750



*    Indicates a party-in-interest
(1) In accordance with instructions to the Form 5500, the Plan is not required to disclose the cost component of participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   DST Systems, Inc. 401(k) Profit Sharing Plan

Date:  June 27, 2003               By: /s/ Kenneth V. Hager
                                      -----------------------------------------
                                      Kenneth V. Hager
                                      Vice President, Chief Financial Officer
                                      and Treasurer of DST Systems, Inc.,
                                      Plan Administrator